Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
Income from continuing
operations before income taxes	432.3	540.4	615.3	640.7	720.9	615.4

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	19.2	40.9	36.1	34.4	47.8	37.8

Portion of rental expense as can be demonstrated to be representative of the interest factor	28.7	34.7	35.5	39.9	43.6	39.5

Total fixed charges	47.9	75.6	71.6	74.3	91.4	77.3

Earnings before income taxes plus fixed charges	480.2	616.0	686.9	715.0	812.3	692.7

Ratio of earnings to fixed charges	10.03	8.15	9.59	9.62	8.89	8.96